Exhibit 99.2

OPERATING AND FINANCIAL REVIEW AND PROSPECTS.

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our unaudited consolidated financial statements and the related notes included as Exhibit 99.1 to the Report of Foreign Private Issuer on Form 6-K to which this Operating and Financial Review and Prospects is attached, or the Form 6-K. The discussion below contains forward-looking statements (within the meaning of the United States federal securities laws) that are based upon our current expectations and are subject to uncertainty and changes in circumstances. Actual results may differ materially from these expectations due to inaccurate assumptions and known or unknown risks and uncertainties, including those identified in “Forward-Looking Statements and Factors that May Affect Future Results of Operations”, below, as well in the “Risk Factors” in Item 3.D of our Annual Report on Form 20-F for the year ended December 31, 2019, or our 2019 Annual Report.

Overview of Business and Trend Information

We are a leading global provider of applied additive technology solutions for industries including aerospace, automotive, healthcare, consumer products and education. We focus on customers’ business requirements and seek to create new value for our customers across their product lifecycle processes, from design prototypes to manufacturing tools and final production parts. We operate a 3D printing ecosystem of solutions and expertise, comprised of advanced materials; software with voxel level control; precise, repeatable and reliable fused deposition modeling 3D printers (utilizing proprietary FDM™ technology) and inkjet-based 3D printers (utilizing proprietary PolyJet™ technology); application-based services; on-demand parts and key partnerships. We strive to ensure that our solutions are integrated seamlessly into each customer’s evolving workflow. Our applications are industry-specific and geared towards accelerating business processes, optimizing value chains and driving business performance improvements. Our customers range from individuals and smaller businesses to large, global enterprises, and we include a number of Fortune 100 companies among our customers.

Our 3D printers include systems ranging from entry-level desktop 3D printers to systems for rapid prototyping, or RP, and large production systems for direct digital manufacturing, or DDM. We also develop, manufacture and sell materials for use with our systems and provide related services offerings. We offer a powerful range of additive manufacturing materials, including clear, rubberlike and biocompatible photopolymers, and tough high-performance thermoplastics. We believe that the range of 3D printing consumable materials that we offer, consisting of over 60 FDM™ spool-based filament materials, over 45 PolyJet cartridge-based resin materials, 158 non-color digital materials, and over 500,000 color variations, is the widest in the industry. Our service offerings include Stratasys Direct Manufacturing printed parts services, as well as our professional services.

We conduct our business globally and provide products and services to our global customer base through our offices in North America and internationally, including: Baden-Baden, Germany; Shanghai, China; and Tokyo, Japan, as well as through our worldwide network of approximately 160 agents and resellers. Additionally, through our MakerBot subsidiary, we deploy an online sales channel. We have approximately 2,300 employees and hold approximately 1,000 granted patents and have approximately 500 pending patent applications worldwide.

Our results of operations for the quarter ended March 31, 2020 should be understood in light of the global outbreak of COVID-19, which disrupted businesses on a global scale. On March 11, 2020, the World Health Organization classified the outbreak as a pandemic. The timing of our revenues in fiscal quarters tends to be late, with a significant portion of business traditionally occurring in the final few weeks of each quarter. Consequently, the impact of the global pandemic outbreak late in the quarter on our quarterly results was more notable. However, even earlier in the quarter, our business in Asia had been already affected by the pandemic, followed by Europe and then the United States.

As we entered this global crisis, our top priority was securing the well-being of our employees worldwide. Consequently, as early as February 3 we imposed travel restrictions on our staff and have tried to be ahead of the curve wherever possible. Soon thereafter, we also implemented work-from-home options. To help mitigate the economic impact of the pandemic, we began to implement cost-control measures at the end of February and continue to closely manage them. During the second quarter, all of our employees were effectively reduced to a four-day work-week, we have instituted a nonessential hiring freeze and we have adjusted our cost base and production plan accordingly.

In our efforts to support the global fight against the pandemic, we were quick to mobilize our additive manufacturing network, leverage our application expertise, our channel and partner network and our corporate-wide resources to help get a variety of printed parts quickly to where they were most needed.

Because of the unprecedented nature, scope and uncertainty associated with this global crisis, the full duration and extent of its ongoing impact on our business cannot be reasonably estimated at this time. We have therefore decided to withdraw our 2020 financial guidance. Nevertheless, in the near term, we currently anticipate that our revenues for the second quarter of 2020, ending June 30, 2020, could decline between 5%-10% relative to our revenues in the quarter ended March 31, 2020.

We will continue to monitor the situation, assessing further possible implications on our operations, supply chain, liquidity, cash flow and customer orders, and will act in an effort to mitigate adverse consequences if and as needed.

Summary of Financial Results

Our unaudited condensed consolidated interim financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America, or GAAP. In the opinion of our management, all adjustments considered necessary for a fair statement of the unaudited condensed consolidated interim financial statements have been included herein and are of a normal recurring nature. The following discussion compares the actual results, on a GAAP basis, for the three months ended March 31, 2020 with the corresponding period in 2019.

Results of Operations

Comparison of Three Months Ended March 31, 2020 to Three Months Ended March 31, 2019

The following table sets forth certain statement of operations data for the periods indicated:

	Three Months Ended March 31,
	2020		2019
	U.S. $ in thousands	% of Revenues	U.S. $ in thousands	% of Revenues
Revenues	$132,907	100.0%	$155,300	100.0%
Cost of sales	73,037	55.0%	78,843	50.8%
Gross profit	59,870	45.0%	76,457	49.2%
Research and development, net	24,194	18.2%	22,574	14.5%
Selling, general and administrative	55,576	41.8%	57,154	36.8%
Operating loss	(19,900)	-15.0%	(3,271)	-2.1%
Financial income (expenses)	(829)	-0.6%	753	0.5%
Loss before income taxes	(20,729)	-15.6%	(2,518)	-1.6%
Income tax expenses	221	0.2%	1,218	0.8%
Share in profits (losses) of associated companies	(838)	-0.6%	1,423	0.9%
Net loss attributable to non-controlling interests	(85)	-0.1%	(43)	0.0%
Net loss attributable to Stratasys Ltd.	(21,703)	-16.3%	(2,270)	-1.5%

Discussion of Results of Operations

Revenues

Our products and services revenues in the first quarter of each of 2020 and 2019, as well as the percentage change reflected thereby, were as follows:

	Three Months Ended March 31,
	2020	2019	% Change
	U.S. $ in thousands
Products	$83,172	$105,091	-20.9%
Services	49,735	50,209	-0.9%
	$132,907	$155,300	-14.4%

Products Revenues

Revenues derived from products (including AM systems and consumable materials) decreased by $21.9 million, or 20.9%, for the three months ended March 31, 2020, as compared to the three months ended March 31, 2019.

Systems revenues for the three months ended March 31, 2020 decreased by 39.5% as compared to the three months ended March 31, 2019. Consumables revenues for the three months ended March 31, 2020 decreased by 5.8% as compared to the three months ended March 31, 2019.

The decrease in product revenues was driven primarily by portion of our customer base being effectively shut down from a purchasing and consumption perspective due to the COVID-19 effects.

Services Revenues

Services revenues (including SDM, maintenance contracts, time and materials and other services decreased by $0.5 million for the three months ended March 31, 2020, or 0.9%, as compared to the three months ended March 31, 2019. Within services revenues, customer support revenue, which includes revenue generated mainly by maintenance contracts on our systems, increased by 2.2%, reflecting the growth in our installed base of systems.

Revenues by Region

Revenues and the percentage of revenues by region for the first quarter of each of 2020 and 2019, as well as the percentage change in revenues in each such region reflected thereby, were as follows:

	Three Months Ended March 31,
	2020		2019		% Change
	U.S.$ in thousands	% of Revenues	U.S.$ in thousands	% of Revenues
Americas*	$86,573	65.1%	$96,498	62.1%	-10.3%
EMEA	26,920	20.3%	34,783	22.4%	-22.6%
Asia Pacific	19,414	14.6%	24,019	15.5%	-19.2%
	$132,907	100.0%	$155,300	100.0%	-14.4%

* Represent the United States, Canada and Latin America

Revenues in the Americas region decreased by $9.9 million, or 10.3%, to $86.6 million for the three months ended March 31, 2020, compared to $96.5 million for the three months ended March 31, 2019. The decrease was primarily driven by lower systems and consumables revenues, mainly due to the impact of COVID-19.

Revenues in the EMEA region decreased by $7.9 million, or 22.6%, to $26.9 million for the three months ended March 31, 2020, compared to $34.8 million for the three months ended March 31, 2019. The decrease was primarily driven by lower systems revenues, mainly due to the impact of COVID-19. On a constant currency basis when using the prior period’s exchange rates, revenues decreased by $7.2 million, or 20%.

Revenues in the Asia Pacific region decreased by $4.6 million, or 19.2%, to $19.4 million for the three months ended March 31, 2020, compared to $24.0 million for the three months ended March 31, 2019. The decrease was primarily driven by lower systems revenues, mainly due to the impact of COVID-19, which impacted certain territories in Asia starting January.

Gross Profit

Gross profit from our products and services, as well as the percentage change reflected thereby, was as follows:

	Three Months Ended March 31,
	2020	2019
	U.S. $ in thousands		Change in %
Gross profit attributable to:
Products	$43,924	$60,922	-27.9%
Services	15,946	15,535	2.6%
	$59,870	$76,457	-21.7%

Gross profit as a percentage of revenues from our products and services was as follows:

	Three Months Ended March 31,
	2020	2019
Gross profit as a percentage of revenues from:
Products	52.8%	58.0%
Services	32.1%	30.9%
Total gross profit	45.0%	49.2%

Gross profit attributable to products revenues decreased by $17.0 million, or 27.9%, to $43.9 million for the three months ended March 31, 2020, compared to gross profit of $60.9 million for the three months ended March 31, 2019. Gross profit attributable to products revenues as a percentage of products revenues decreased to 52.8% in the three months ended March 31, 2020, compared to gross profit of 58.0% for the three months ended March 31, 2019.

Gross profit attributable to services revenues increased by $0.4 million, or 2.6%, to $15.9 million for the three months ended March 31, 2020, compared to $15.5 million for the three months ended March 31, 2019. Gross profit attributable to services revenues as a percentage of services revenues in the three months ended March 31, 2020 increased to 32.1%, as compared to 30.9% for the three months ended March 31, 2019. Our gross profit from services revenues was impacted by the mix of revenue sources, as well as an unfavorable impact of foreign currencies translation.

The decrease in gross profit was primarily driven by product mix which was based on the lower proportion of hardware and consumables out of the total revenue due to the impact of COVID-19 and unfavorable impact of foreign currencies translation.

Operating Expenses

The amount of each type of operating expense for the first quarter of each of 2020 and 2019, as well as the percentage change reflected thereby, and total operating expenses as a percentage of our total revenues in each quarter, were as follows:

	Three Months Ended March 31,
	2020	2019	% Change
	U.S. $ in thousands
Research and development, net	$24,194	$22,574	7.2%
Selling, general & administrative	55,576	57,154	-2.8%
	$79,770	$79,728	0.1%

Percentage of revenues	60.0%	51.3%

Research and development expenses, net increased by $1.6 million, or 7.2%, to $24.2 million for the three months ended March 31, 2020, compared to $22.6 million for the three months ended March 31, 2019. The amount of research and development expenses constituted 18.2% of our revenues for the three months ended March 31, 2020, as compared to 14.5% for the three months ended March 31, 2019.

Our research and development expenses were impacted by the timing of project spending and product launches. Our research and development expenses, net reflects our commitment to invest in long-term initiatives that include advancements in our core FDM and PolyJet technologies, as well as our new metal additive manufacturing platform, advanced composite materials, and software and application development.

Selling, general and administrative expenses decreased by $1.6 million, or 2.8%, to $55.6 million for the three months ended March 31, 2020, compared to $57.2 million for the three months ended March 31, 2019, partially due to cost reduction measures taken by the Company. The amount of selling, general and administrative expenses constituted 41.8% of our revenues for the three months ended March 31, 2020, as compared to 36.8% for the three months ended March 31, 2019.

Operating Loss

Operating loss and operating loss as a percentage of our total revenues were as follows:

	Three Months Ended March 31,
	2020	2019
	U.S. $ in thousands
Operating loss	$(19,900)	$(3,271)

Percentage of revenues	-15.0%	-2.1%

Operating loss amounted to $19.9 million for the three months ended March 31, 2020, compared to an operating loss of $3.3 million for the three months ended March 31, 2019. The increase in operating loss was primarily attributable to lower gross profit for the three months ended March 31, 2020 compared to the three months ended March 31, 2019, mainly resulted from COVID-19, as discussed above.

Financial Income (Expenses), net

Financial expenses, net, which were primarily comprised of foreign currencies effects, interest income and interest expenses, were $0.8 million for the three months ended March 31, 2020, compared to financial income, net of $0.8 million for the three months ended March 31, 2019.

Income Taxes

Income taxes and income taxes as a percentage of net loss before taxes, as well as the percentage change in each reflected thereby, were as follows:

	Three Months Ended March 31,
	2020	2019
	U.S. $ in thousands		Change in %
Income tax expense	$221	$1,218	-81.9%

As a percent of loss before income taxes	-1.1%	-48.4%	-97.8%

We had a negative effective tax rate of 1.1% for the three-month period ended March 31, 2020, compared to a negative effective tax rate of 48.4% for the three-month period ended March 31, 2019. Our effective tax rate was primarily impacted by different geographic mixes of earnings and losses, as well as a valuation allowance on losses of our US subsidiaries.

Share in Profits (Losses) of Associated Companies

Share in profit (losses) of associated companies reflects our proportionate share of the earnings of unconsolidated entities accounted for by using the equity method of accounting. During the three months ended March 31, 2020, the loss from our proportionate share of the earnings of our equity method investments was $0.8 million, compared to a profit of $1.4 million in the three months ended March 31, 2019. The difference is primarily due to gains resulting from the divestment of one of our equity method investments during the first quarter of 2019.

Net Loss Attributable to Stratasys Ltd. and Net Loss Per Share

Net loss attributable to Stratasys Ltd., and diluted net loss per share were as follows:

	Three Months Ended March 31,
	2020	2019
	U.S. $ in thousands
Net loss attributable to Stratasys Ltd.	$(21,703)	$(2,270)
Percentage of revenues	-16.3%	-1.5%
Basic and diluted net loss per share	$(0.40)	$(0.04)

Net loss attributable to Stratasys Ltd. was $21.7 million for the three months ended March 31, 2020 compared to net loss of $2.3 million for the three months ended March 31, 2019. The increase in the net loss attributable to Stratasys Ltd. was primarily attributable to decreased gross profit, mainly resulted from COVID-19, as described above.

Diluted net loss per share was $0.4 and $0.04 for the three months ended March 31, 2020 and 2019, respectively. The weighted average fully diluted share count was 54.5 million for the three months ended March 31, 2020, compared to 54.0 million for the three months ended March 31, 2019.

Supplemental Operating Results on a Non-GAAP Basis

The following non-GAAP data, which excludes certain items as described below, are non-GAAP financial measures. Our management believes that these non-GAAP financial measures are useful information for investors and shareholders of our company in gauging our results of operations (i) on an ongoing basis after excluding mergers, acquisitions and divestments related expense or gains and reorganization-related charges or gains, and (ii) excluding non-cash items such as stock-based compensation expenses, acquired intangible assets amortization, including intangible assets amortization related to equity method investments, impairment of long-lived assets and the corresponding tax effect of those items. These non-GAAP adjustments either do not reflect actual cash outlays that impact our liquidity and our financial condition or have a non-recurring impact on the statement of operations, as assessed by management. These non-GAAP financial measures are presented to permit investors to more fully understand how management assesses our performance for internal planning and forecasting purposes. The limitations of using these non-GAAP financial measures as performance measures are that they provide a view of our results of operations without including all items indicated above during a period, which may not provide a comparable view of our performance to other companies in our industry. Investors and other readers should consider non-GAAP measures only as supplements to, not as substitutes for or as superior measures to, the measures of financial performance prepared in accordance with GAAP. Reconciliation between results on a GAAP and non-GAAP basis is provided in a table below.

Reconciliation of GAAP to Non-GAAP Results of Operations

The following tables present the GAAP measures, the corresponding non-GAAP amounts and the related non-GAAP adjustments for the applicable periods:

		Three Months Ended March 31,
		2020	Non-GAAP	2020	2019	Non-GAAP	2019
		GAAP	Adjustments	Non-GAAP	GAAP	Adjustments	Non-GAAP
		S. dollars and shares in thousands (except per share amounts)
	Gross profit (1)	$59,870	$4,414	$64,284	$76,457	$4,252	$80,709
	Operating income (loss) (1,2)	$(19,900)	$11,491	$(8,409)	(3,271)	10,075	6,804
	Net income (loss) attributable to Stratasys Ltd. (1,2,3)	$(21,703)	$11,137	$(10,566)	(2,270)	7,927	5,657
	Net income (loss) per diluted share attributable to Stratasys Ltd. (4)	$(0.40)	$0.21	$(0.19)	$(0.04)	$0.14	$0.10

(1)	Acquired intangible assets amortization expense		4,065			3,898
	Non-cash stock-based compensation expense		402			354
	Reorganization and other related costs		(53)
			4,414			4,252

(2)	Acquired intangible assets amortization expense		2,142			1,889
	Non-cash stock-based compensation expense		4,503			3,875
	Reorganization and other related costs		31			59
	Merger and acquisition and other expense		401			-
			7,077			5,823
			11,491			10,075

(3)	Corresponding tax effect		(431)			(544)
	Gain from equity method divestment, related write-offs and amortization		77			(1,604)
			$11,137			$7,927

(4)	Weighted average number of ordinary shares outstanding- Diluted	54,544		54,544	53,966		54,477

Liquidity and Capital Resources

A summary of our statement of cash flows is as follows:

	Three Months Ended March 31,
	2020	2019
	U.S $ in thousands
Net loss	$(21,788)	$(2,313)
Depreciation and amortization	12,457	12,700
Deferred income taxes	(409)	(685)
Stock-based compensation	4,907	4,229
Other non-cash item, net	4,467	(615)
Change in working capital and other items	11,640	(8,712)
Net cash provided by operating activities	11,274	4,604
Net cash provided by (used in) investing activities	(5,498)	(5,729)
Net cash provided by (used in) by financing activities	30	(25,071)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(2,116)	878
Net change in cash, cash equivalents and restricted cash	3,690	(25,318)
Cash, cash equivalents and restricted cash, beginning of period	293,597	393,734
Cash, cash equivalents and restricted cash, end of period	$297,287	$368,416

Our cash, cash equivalents and restricted cash balance increased to $297.3 million as of March 31, 2020 from $293.6 million as of December 31, 2019. The increase in cash and cash equivalents in the three months ended March 31, 2020 was primarily due to net cash provided by operating activities in an amount of $11.3 million, partially offset by net cash used in by investing activities of $5.5 million.

Cash flows from operating activities

We generated $11.3 million of cash from operating activities during the three months ended March 31, 2020. That cash generation reflects our $21.8 million net loss, as adjusted upwards to eliminate non-cash charges included in net loss, including $12.5 million of depreciation and amortization and $4.9 million of stock-based compensation expense. Favorable changes in our working capital balances were mainly driven by decrease in our accounts receivables balances.

Cash flows from investing activities

We used $5.5 million of cash in our investing activities during the three months ended March 31, 2020. Cash was primarily used to invest $6.3 million to purchase property and equipment. Our principal property and equipment purchases were for our new buildings complex under construction in Rehovot, Israel. The new facility in Rehovot, Israel, which will contain two buildings, houses our Israeli headquarters, research and development facilities and certain marketing activities.

Cash flows from financing activities

Amounts provided by financing activities for the first three months ended March 31, 2020, were immaterial.

Capital resources and capital expenditures

Our total current assets amounted to $645.8 million as of March 31, 2020, of which $297.3 million consisted of cash, cash equivalents and restricted cash and $28.3 million of short term deposits. Total current liabilities amounted to $165.1 million. Most of our cash and cash equivalents are held in banks in Israel and the U.S.

The credit risk related to our accounts receivable is limited due to the relatively large number of customers and their wide geographic distribution. In addition, we seek to reduce the credit exposure related to our accounts receivable by imposing credit limits, by conducting ongoing credit evaluation, and by implementing account monitoring procedures, as well as credit insurance for many of our customers.

We believe that we will have adequate cash and cash equivalents to fund our ongoing operations and that these sources of liquidity will be sufficient to satisfy our capital expenditure and working capital needs for the next twelve months.

Repayment of Long-Term Bank Loan and Credit Line

In December 2016, our company entered into a secured loan agreement with Bank Hapoalim Ltd. in connection with our new office facility in Israel, which agreement we refer to as the Bank Loan Agreement. Pursuant to the Bank Loan Agreement, our company borrowed $26 million initially in December 2016, which we refer to as the Bank Loan, and secured a credit line for an additional $24 million, or the Credit Line. Any loans to be drawn upon the Credit Line were to be under similar terms as the Bank Loan. The Bank Loan was to mature in December 2023 and was payable in equal consecutive quarterly principal installments of principal and accrued interest. Any early repayment of the Bank Loan was subject to, within the initial three year term of the Bank Loan, a maximum 1% penalty of the amount prepaid. The repayment of the Bank Loan was secured by a first-priority lien on all of our company’s rights in the property of our new office facility in Israel. The Bank Loan bore interest at the rate of LIBOR plus 3.35%. The Bank Loan Agreement contained customary representations and warranties, affirmative covenants and negative covenants, which included, without limitation, restrictions on indebtedness, liens, investments, and certain dispositions with respect to the property secured by the lien.

The Bank Loan Agreement also contained customary events of default that entitled the lender to cause any or all of our company's indebtedness to become immediately due and payable and to foreclose on the lien, and included customary grace periods before certain events were to be deemed events of default. Borrowings under the Bank Loan Agreement were available mainly for the financing of our new facility in Israel.

In the first quarter of 2019, we repaid the full outstanding principal amount of the Bank Loan, in an aggregate amount of $27.3 million, plus all interest accrued thereon, thereby fulfilling all of our remaining obligations under the Bank Loan Agreement. In connection with the repayment, the first-priority lien on all of our rights with respect to the property of our new office facility in Israel was removed.

Critical Accounting Policies

We have prepared our consolidated financial statements and related disclosures in conformity with accounting principles generally accepted in the United States of America. This has required us to make estimates, judgments, and assumptions that affected the amounts we reported. Actual results may differ from those estimates. To facilitate the understanding of our business activities, certain accounting policies that are important to the presentation of our financial condition and results of operations and that require management’s subjective judgments are described in our 2019 Annual Report. We base our judgments on our experience and various assumptions that we believe to be reasonable under the circumstances.

Forward-Looking Statements and Factors That May Affect Future Results of Operations

Certain information included in or incorporated by reference into the Report of Foreign Private Issuer on Form 6-K to which this Operating and Financial Review is appended, or the Form 6-K, may be deemed to be “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are those that predict or describe future events or trends and that do not relate solely to historical matters. You can generally identify forward-looking statements as statements containing the words “may,” “will,” “could,” “should,” “expect,” “anticipate,” “intend,” “estimate,” “believe,” “project,” “plan,” “assume” or other similar expressions, or negatives of those expressions, although not all forward-looking statements contain these identifying words.

These forward-looking statements may include, but are not limited to, statements regarding our future strategy, future operations, projected financial position, proposed products, estimated future revenues, projected costs, future prospects, the future of our industry and results that might be obtained by pursuing management’s current plans and objectives.

You should not place undue reliance on our forward-looking statements because the matters they describe are subject to certain risks, uncertainties and assumptions that are difficult to predict. Our forward-looking statements are based on the information currently available to us and speak only as of the date of this Form 6-K. Over time, our actual results, performance or achievements may differ from those expressed or implied by our forward-looking statements, and such difference might be significant and materially adverse to our shareholders. We undertake no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

Important factors that could cause actual results, developments and business decisions to differ materially from those anticipated in these forward-looking statements include, among other things:

•

the extent of our success at introducing new or improved products and solutions that gain market share;

•

the extent of growth of the 3D printing market generally;

•

the duration of the global COVID-19 pandemic, which may continue to have material adverse consequences for our operations, financial position, cash flows, and those of our customers and suppliers;

•

changes in our overall strategy, including as related to any reorganization activities and our capital expenditures;

•

the impact of shifts in prices or margins of the products that we sell or services we provide;

•

the impact of competition and new technologies;

•

impairments of goodwill or other intangible assets in respect of companies that we acquire;

•

the extent of our success at efficiently and successfully integrating the operations of various companies that we have acquired or may acquire;

•

global market, political and economic conditions, and in the countries in which we operate in particular;

•

government regulations and approvals;

•

litigation and regulatory proceedings;

•

infringement of our intellectual property rights by others (including for replication and sale of consumables for use in our systems), or infringement of others’ intellectual property rights by us;

•

the extent of our success at maintaining our liquidity and financing our operations and capital needs;

•

impact of tax regulations on our results of operations and financial conditions; and

•

those factors referred to in Item 3.D, “Key Information - Risk Factors”, Item 4, “Information on the Company”, and Item 5, “Operating and Financial Review and Prospects” in our 2019 Annual Report, as supplemented herein as well as in the 2019 Annual Report generally.

Readers are urged to carefully review and consider the various disclosures made throughout the Form 6-K, our 2019 Annual Report, and in our other reports filed with or furnished to the SEC, which are designed to advise interested parties of the risks and factors that may affect our business, financial condition, results of operations and prospects.

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

Reference is made to Item 11, “Quantitative and Qualitative Disclosures about Market Risk” in our 2019 Annual Report.

LEGAL PROCEEDINGS

We are subject to various litigation and other legal proceedings from time to time. For a discussion of our litigation status, see Note 11-“Contingencies” in the notes to our unaudited condensed consolidated interim financial statements attached as Exhibit 99.1 to the form 6-K.

RISK FACTORS

The global COVID-19 health pandemic has been adversely affecting and could potentially severely adversely affect, our business, results of operations and financial condition due to impacts on the industries in which our customers operate, as well as impacts from remote work arrangements, actions taken to contain the disease or treat its impact, and the speed and extent of the recovery from the disease.

COVID-19, which was discovered in Wuhan, China in December 2019 and which was declared by the World Health Organization to be a global pandemic on March 11, 2020, has had numerous adverse effects on the global economy. Governmental authorities around the world have implemented measures to reduce the spread of COVID-19. These measures, including shutdowns and “shelter-in-place” orders suggested or mandated by governmental authorities or otherwise elected by companies as a preventative measure, have adversely affected workforces, customers, consumer sentiment, economies and financial markets, and, along with decreased consumer spending, have led to an economic downturn in many of the markets into which we sell our products and services.

Those effects of the pandemic have been adversely impacting our financial results, beginning already in the first quarter of 2020. While the global outbreak of the pandemic occurred relatively late in that quarter, its impact on our quarterly results was nevertheless substantial, as the timing of our revenues in fiscal quarters tends to be late, with a significant portion of business traditionally occurring in the final few weeks of each quarter. Moreover, our business in Asia was already affected by the pandemic early in the quarter, followed by Europe and then the United States.

While we have imposed counter-measures to try to mitigate the impact of the pandemic on our operating results, there is no certainty that those measures will succeed. As early as February 3, 2020, we imposed travel restrictions on our staff and have tried to proactively prevent any harm to our workforce wherever possible. Soon thereafter we also implemented work-from-home options. In order to try to lessen the impact of the pandemic on our profitability, we began to implement cost-control measures at the end of February 2020 and continue to closely manage them. All of our employees were effectively reduced to a four-day work-week during the second quarter of 2020, and we have instituted a nonessential hiring freeze and have adjusted our cost base and production plan accordingly.

While we will continue to monitor the situation, assessing further possible implications for our operations, supply chain, liquidity, cash flow and customer orders, and will act in an effort to mitigate adverse consequences if and as needed, while simultaneously abiding by any government-imposed restrictions, market by market, there is no assurance that we can succeed at doing so. For example, our remote work arrangements could negatively impact the execution of our business plans and operations. If a natural disaster, power outage, connectivity issue, or other event occurs that impacts our employees’ ability to work remotely, it may be difficult for us to allow our employees to continue to work in that manner. The increase in remote working also raises potential IT security and fraud concerns.

In addition to the adverse impact of the COVID-19 pandemic on our business and operating results, we furthermore face uncertainty as to the degree and duration of that impact going forward. We do not know the length of time that the pandemic and related disruptions will continue, the impact of governmental regulations or easement of regulations in response to the strengthening or weakening of the pandemic, and the degree of overall potentially permanent changes in consumer behavior that may be caused by the pandemic. The pandemic may furthermore even lead to a global economic downturn that is more than temporary and that could adversely affect demand for our products and services generally. A downturn could also have a material adverse impact on our business partners’ stability and financial strength. Given the uncertainties associated with COVID-19, it is difficult to fully predict the magnitude of effects on our, and our business partners’, business, financial condition and results of operations.

As a result of the disruption in the industries into which we sell our products and services, and the lack of visibility as to the severity and duration of the pandemic, we have withdrawn our full-year guidance for 2020. We cannot predict whether we will be able to restore our guidance later in 2020.

The COVID-19 pandemic may also have the effect of amplifying many of the other risks described under the caption “Item 3. Key Information— D. Risk Factors” in our 2019 Form 20-F.